THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

September 11, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 244 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Crawford Dividend Opportunity Fund (the “Fund”). We also note that we are filing separately a Request for Acceleration to change the Fund’s effective date to September 13, 2012. As requested, Tandy reps are attached as Schedule 1 to this letter.

Responses to SEC Staff Comments

1.	Comment

Please provide a copy of the completed “Expense Example” table that will appear under the heading “Summary Section—Fees and Expenses of the Fund.”

Response

Set forth below is the expense example table:

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Only the 1-year number shown below reflects the Advisor’s agreement to waive fees and/or reimburse Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$102	$448

*    *    *    *    *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of September 13, 2012.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 244 (“PEA 244”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Crawford Dividend Opportunity Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 244 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 244 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President